

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 19, 2016

Joshua Kobza
Chief Financial Officer
Restaurant Brands International, Inc.
226 Wyecroft Road
Oakville, Ontario
Canada L6K 3X7

      Re: **Restaurant Brands International, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed February 26, 2016
             File No. 001-36786

Dear Mr. Kobza:

      We have reviewed your June 28, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Form 8-K furnished April 28, 2016

1.   We note that your earnings release furnished on Form 8-K includes the prominent disclosure of certain non-GAAP financial measures such as adjusted diluted EPS and adjusted EBITDA in the Highlights section at the top of the press release, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

You may contact Kristin Shifflett at 202-551-3381, Claire Erlanger at 202-551-3301 or me at 202-551-3377 with any questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure